June 30, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Craig Arakawa
Accounting Branch Chief - Office of Beverages, Apparel and Mining

Re:	Rite Aid Corp. Form 10-K for the Year Ended March 4, 2017 Filed May 3, 2017 Form 8-K filed April 25, 2017 File No. 001-05742

Dear Mr. Arakawa:

On behalf of Rite Aid Corporation (the “Company”), set forth below is the response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter, dated June 23, 2017 (the “Comment Letter”), relating to the Form 8-K filed by the Company on April 25, 2017. The heading and numbered paragraph of this letter correspond to the heading and numbered paragraph contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in italics below in the first paragraph of our response.

Form 8-K filed April 25, 2017

Exhibit 99.1

1.	In the heading of the press release included as an exhibit to your Form 8-K, you disclose the Non-GAAP measure “adjusted EBITDA” for the fourth quarter of fiscal 2017 and for the full fiscal year 2017 as compared to the comparable periods of the prior year. Please revise to present the most comparable GAAP measure, net income, for each of these periods prior to the presentation of this non-GAAP measure. Refer to the guidance outlined in Question 102.10 of the Compliance and Disclosure Interpretations Regarding Non-GAAP Measures as updated on May 17, 2016.

June 30, 2017

The Company acknowledges the Staff's comment and confirms that its future earnings releases will comply with the Staff's comment. In addition, please find attached as Exhibit A, a highlighted revised heading to the earnings release for the year ended March 4, 2017, which illustrates our intended revised disclosure in the heading of the press release to include GAAP net loss prior to the presentation of adjusted EBITDA, in accordance with the Staff's comment.

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If you have any questions with respect to the foregoing, please contact Michael J. Zeidel of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel at (212) 735-3259.

Sincerely,

/s/ Michael J. Zeidel

cc:

James J. Comitale, Senior Vice President, General Counsel and Secretary

Doug Donley, Senior Vice President and Chief Accounting Officer

Darren Karst, Senior Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Exhibit A

Rite Aid Reports Fiscal 2017 Fourth Quarter and Full Year Results

•	Fourth Quarter Net Loss Per Diluted Share of $0.02, Compared to the Prior Year Net Income Per Diluted Share of $0.06; Full Year Net Income Per Diluted Share of $0.00, Compared to the Prior Year of $0.16

•	Fourth Quarter Adjusted Net Loss Per Diluted Share of $0.00, Compared to the Prior Year Adjusted Net Income Per Diluted Share of $0.07; Full Year Adjusted Net Income Per Diluted Share of $0.06, Compared to the Prior Year of $0.24

•	Fourth Quarter Net Loss of $21.1 Million, Compared to the Prior Year Net Income of $65.6 Million; Full Year Net Income of $4.1 Million, Compared to the Prior Year Net Income of $165.5 Million

•	Adjusted EBITDA of $264.3 Million for the Fourth Quarter, Compared to the Prior Year Adjusted EBITDA of $383.0 Million; Full Year Adjusted EBITDA of $1,137.1 Million, Compared to the Prior Year of $1,402.3 Million